SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

YUMMIES, INC.
(Name of Issuer)

COMMON STOCK, $0.001 par value
(Title of Class of Securities)

98871S 20 7
(CUSIP Number)

1981 E. Murray Holladay Rd., Ste 100
Salt Lake City, Ut 84117
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

May 22, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98871S 20 7

(1)	Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Susan Santage

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)

(3)	SEC Use Only ___________________________________________________________

(4)	Source of Funds (See Instructions):

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	1,690,000
	(8) Shared Voting Power:	0
	(9) Sole Dispositive Power:	1,690,000
	(10) Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

Mrs. Santage holds 1,690,000 shares of common stock

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [___]

(13)	Percent of Class Represented by Amount in Row (11):

67.5% of common stock

(14)	Type of Reporting Person (See Instructions):

IN

Item 1.	Security and Issuer.

Name and address of principal executive offices of Issuer:

Yummies, Inc.
1981 E. Murray Holladay Rd., Ste 100
Salt Lake City, Ut 84117

Item 2.	Identity and Background.

(a)   Name of person filing:

Susan Santage

(b)   Residence or Business Address:

1981 E. Murray Holladay Rd., Ste 100
Salt Lake City, Ut 84117

(c)   Principal occupation:

Since 1989 Ms. Santage has been a freelance graphic designer and homemaker

(d)   Criminal proceedings:

During the last five years, Ms. Santage has not been convicted in any criminal proceeding.

(e)   Civil Proceedings:

During the last five years, Ms. Santage has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)    Citizenship or Place of Organization:

United States

Item 3.	Source and Amount of Funds or Other Consideration.

On May 22, 2009 Ms. Santage purchased, in a private transaction 1,590,000 shares of the common stock of Yummies, Inc. from Dianne Hatton-Ward for $750.00 out of personal funds. The remaining 100,000 shares presently owned by Ms. Santage were previous acquired as a gift,

Item 4.	Purpose of the Transaction.

As a result of the acquisition Ms. Santage has increased the number of shares owned by her from 100,000 to 1,690,000 shares giving her voting control of  Yummies, Inc. At the time of the acquisition, the existing sole officer and director of Yummies, Inc. resigned and Ms. Santage was appointed as sole director, president, treasurer and secretary.

Item 5.	Interests in Securities of the Issuer.

(a)	Ms. Santage beneficially owns 1,690,000 shares of common stock which is approximately 67.5% of the issued and outstanding stock of the Company

(b)	M. Santage has sole voting and dispositive powers with respect to all shares of the Issuer’s Common Stock held in his own name.

(c)	N/A

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: May 22, 2009	S/ Susan Santage
Susan Santage, Individually